                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16


                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           FOR THE MONTH OF MAY, 2003


                                ECI TELECOM LTD.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                 30 HASIVIM STREET O PETAH TIKVA 49133 O ISRAEL

                    (ADDRESS OF PRINCIPAL CORPORATE OFFICES)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F [X]                      Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

       Yes       [ ]                           No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Attached hereto and incorporated herein by reference are the following documents:

1. Registrant's Press Release dated May 14, 2003, entitled "Shlomo Dovrat Named as Chairman of ECI Telecom - Krish Prabhu Vice Chairman", attached as
     Exhibit 1 hereto.

2. Registrant's Press Release dated May 14, 2003, entitled "ECI Telecom Announces First Quarter 2003 Results", attached as Exhibit 2 hereto.

3. Registrant's Interim Consolidated Financial Statements (Unaudited) as at March 31, 2003, attached as Exhibit 3 hereto.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  ECI TELECOM LTD.
                                                  (Registrant)




                                          By:     /s/ Martin Ossad
                                                  ----------------------------
                                          Name:   Martin Ossad
                                          Title:  Corporate Vice President and
                                                  General Counsel

Dated:  June 9, 2003